Exhibit 99

ONCOR ELECTRIC DELIVERY COMPANY LLC

CONDENSED STATEMENT OF CONSOLIDATED INCOME

(Unaudited)

Twelve Months Ended
September 30, 2018(1)
(millions of dollars)
Operating revenues	$4,097
Operating expenses:
Wholesale transmission service	958
Operation and maintenance	838
Depreciation and amortization	684
Provision in lieu of income taxes	191
Taxes other than amounts related to income taxes	496
Total operating expenses	3,167
Operating income	930
Other income and (deductions) - net	(74)
Nonoperating provision in lieu of income taxes	5
Interest expense and related charges	349
Net income	$502

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(1) As adjusted for the retrospective adoption of ASU 2017-07, as discussed in Note 1 to Financial Statements.